UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT
OF 1934
Commission File Number           000-32473
United Fuel & Energy Corporation

(Exact name of registrant as specified in its charter)
1800 W. Katella Ave., Suite 102, Orange, CA 92867          (714) 923-3025

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:           151
Pursuant to the requirements of the Securities Exchange Act of 1934, United Fuel & Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2009	By:	/s/ William C. Bousema
William C. Bousema
Executive Vice President, Chief Financial Officer and Secretary